Syneron Announces Resignation of Chief Financial Officer

Current Board Member and Former CEO/CFO David Schlachet to Serve as Interim

CFO; Executive Search for Permanent Replacement Initiated

YOKNEAM, Israel, Aug. 23, 2012 -- Syneron Medical Ltd. (NASDAQ:ELOS), the leading global aesthetic device company, announced today that Asaf Alperovitz has resigned from the position of Chief Financial Officer to pursue a new career opportunity. Syneron's Board of Directors has appointed David Schlachet as interim Chief Financial Officer, effective as of August 24, 2012, and has initiated an executive search process to find a permanent replacement.

Mr. Schlachet is a current member of Syneron's Board of Directors and previously served as Syneron's Chief Financial Officer from 2004 to 2005 and as the Company's Chief Executive Officer from 2005 to 2007. He retired from the position of Chief Executive Officer in 2007 and concurrently joined the Company's Board of Directors. During his tenure as interim Chief Financial Officer, Mr. Schlachet will suspend his membership in Syneron's audit committee.

Louis P. Scafuri, Chief Executive Officer of Syneron, said, "Given his prior executive leadership positions and current Board position with Syneron, David is well prepared to manage the day-to-day activities of the finance team as we conduct the recruitment search for a new CFO. We have a strong finance team in place and I am confident that they will continue to perform under David's leadership."

Mr. Scafuri added, "We recently reported our second quarter results, which demonstrated our ability to drive revenue growth and an improving profitability profile. We remain on track to meet our key milestones for the remainder of the year, including the current North American launch of the elos Plus next generation multi-platform system, the expected launch of exciting new body contouring products, and additional regulatory approvals in key Asian countries for the elure Advanced Skin Brightening system."

David Schlachet, Interim Chief Financial Officer, said, "I'm happy to be back with the management team of Syneron, even though it's in an interim role. Syneron has a highly professional and experienced financial team that will continue to provide Syneron with the financial controls and reporting support it requires as a global company. I look forward to working with Louis during this time of growth and expansion of our Company."

About Syneron Medical Ltd.

Syneron Medical Ltd. (NASDAQ: ELOS) is the leading global aesthetic device company with a comprehensive product portfolio and a global distribution footprint. The Company's technology enables physicians to provide advanced solutions for a broad range of medical-aesthetic applications including body contouring, hair removal, wrinkle reduction, rejuvenation of the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. The Company sells its products under two distinct brands, Syneron and Candela. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. are located in Israel. Syneron also has R&D and manufacturing operations in the US. The Company markets, services and supports its products in 90 countries. It has offices in North America, France, Germany, Italy, Portugal, Spain, UK, Australia, China, Japan, and Hong Kong and distributors worldwide.

Contact:

David Schlachet, Chief Financial Officer,

david.schlachet@syneron.com

Zack Kubow, The Ruth Group,

646-536-7020,

zkubow@theruthgroup.com

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